Exhibit 21.1

SUBSIDIARIES OF CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

Name of Subsidiary	Jurisdiction of Organization
Calumet Operating, LLC	Delaware
Calumet LP GP, LLC	Delaware
Calumet Lubricants Co., Limited Partnership	Indiana
Calumet Sales Company Incorporated	Delaware
Calumet Shreveport, LLC	Indiana
Calumet Shreveport Lubricants & Waxes, LLC	Indiana
Calumet Shreveport Fuels, LLC	Indiana
Calumet Finance Corp.	Delaware
Calumet Penreco, LLC	Delaware
Calumet Superior, LLC	Delaware